## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

MAY 23, 2022

BLAAMAZON LLC

Duluth, GA 30096

<u>**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**</u>

Board of Directors and Investors of Blaamazon LLC
Duluth, GA 30096

We have reviewed the accompanying financial statements of Blaamazon LLC, which comprise the balance sheet as of December 31, 2021, and the related statements of income, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole.  Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Blaamazon and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of

America.

# Blaamazon

## Profit and Loss
January - December 2021

|  | TOTAL |
|---|---|
| **Income** | |
| Sales of Product Income | 51,002.97 |
| Services | 20,805.87 |
| **Total Income** | **$71,808.84** |
| GROSS PROFIT | **$71,808.84** |
| Expenses | |
| Advertising & Marketing | 286.19 |
| ATM Withdrawal | 1,157.34 |
| Bank Charges & Fees | 2,435.26 |
| Car & Truck | 267.74 |
| Compensation to Owner | 22,733.33 |
| Contractors | 698.75 |
| Dues & subscriptions | 254.72 |
| Gasoline | 179.77 |
| Insurance | 1,243.48 |
| Job Supplies | 203.36 |
| Legal & Professional Services | 329.56 |
| Meals & Entertainment | 4,574.00 |
| Office Supplies & Software | 5,060.14 |
| Other Business Expenses | 48,606.97 |
| Reimbursable Expenses | 1,302.80 |
| Repairs & Maintenance | 2,304.03 |
| Shipping, Freight & Delivery | 439.80 |
| Software & Apps | 266.72 |
| Taxes & Licenses | 147.00 |
| Travel | 2,043.75 |
| Uncategorized Expense | 1,440.84 |
| Utilities | 3,123.00 |
| **Total Expenses** | **$99,098.55** |
| NET OPERATING INCOME | **$ -27,289.71** |
| NET INCOME | **$ -27,289.71** |

# Blaamazon

## Statement of Cash Flows

### January - December 2021

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | -27,289.71 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| Uncategorized Asset | -11,241.31 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-11,241.31** |
| **Net cash provided by operating activities** | **$ -38,531.02** |
| FINANCING ACTIVITIES |  |
| Opening Balance Equity | -14,361.40 |
| Owner's Pay & Personal Expenses | 1,190.15 |
| Private Investor Contribution #1 | 15,000.00 |
| Private Investors | 12,000.00 |
| **Net cash provided by financing activities** | **$13,828.75** |
| NET CASH INCREASE FOR PERIOD | **$ -24,702.27** |
| CASH AT END OF PERIOD | **$ -24,702.27** |

# Blaamazon

## Balance Sheet

### As of December 31, 2021

| | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| PayPal Account - 2 | -25,639.44 |
| PNC Business Checking (5736) | 3,668.17 |
| PNC Business Checking (8291) | -2,731.00 |
| **Total Bank Accounts** | **$ -24,702.27** |
| Other Current Assets | |
| Uncategorized Asset | 11,241.31 |
| **Total Other Current Assets** | **$11,241.31** |
| **Total Current Assets** | **$ -13,460.96** |
| **TOTAL ASSETS** | **$ -13,460.96** |
| **LIABILITIES AND EQUITY** | |
| **Total Liabilities** | |
| Equity | |
| Opening Balance Equity | -14,361.40 |
| Owner's Pay & Personal Expenses | 1,190.15 |
| Private Investor Contribution #1 | 15,000.00 |
| Private Investors | 12,000.00 |
| Retained Earnings | 0.00 |
| Net Income | -27,289.71 |
| **Total Equity** | **$ -13,460.96** |
| **TOTAL LIABILITIES AND EQUITY** | **$ -13,460.96** |

## BLAAMAZON, LLC
## Consolidated Statement of Equity

| | COMMON STOCK | | PREFERRED STOCK | | Additional Paid-in Capital | Retained earnings (Accumulated Deficit) | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| BEGINNING BALANCE, JANUARY 4, 2021 | - | $ - | - | $ - | $ - | $ - | $ - |
| Contributions | - | - | - | - | 27,000.00 | - | $ 27,000.00 |
| Other comprehensive gain/(loss) | - | - | - | - | - | - | $ - |
| Net income | - | - | - | - | | | |
| ENDING BALANCE, DECEMBER 31, 2021 | | | | | | | $ 27,000.00 |

## BLAAMAZON LLC
## NOTES TO THE FINANCIAL STATEMENT
## DECEMBER 31,2021

<u>ORGANIZATION AND NATURE OF THE BUSINESS</u>

### *The Company*
The consolidated financial statements have been prepared to present the financial position and results of operation of the following from inception  January 4, 2021 through December 31, 2021 .

Blaamazon was established in the State of Georgia January 4, 2021.

Blaamazon is a black marketplace and social media platform specifically designed for black and minority business owners and creators to create where they can build, prosper, and create wealth for future generations. Blaamazon is more than just a corporation, it is a socially conscious corporation looking to bring economic and social change for people of color.

Blaamazon was originally created in 2020 as a marketplace and made a social media platform in late 2021.

### Fiscal Year
The Company operates on December 31st year-end.

### <u>Summary of Significant Accounting Policies</u>

### Principles of Consolidation and Basis of Accounting
The consolidated financial states include the accounts of Blaamazon LLC.
Blaamazon is fully owned by Naikie Reeves. The accompanying consolidated financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States("GAAP") as determined by the Financial Accounting Standards Board ("FASB") accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statement.

## Summary of Significant Accounting Policies (continued)

### Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

### Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

### Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

## Summary of Significant Accounting Policies (continued)

### Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

### Income Taxes

The Company is organized as a limited liability company. For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

### Revenue and Expense Recognition

The Company recognizes revenues from providing advisory services when earned and collection is reasonably assured. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Underwriting revenues are recognized when the offering is deemed complete and is presented net of related expenses. Deferred revenues are recorded for fees received that have not yet been earned. Expenses are reflected on the statements of operations, net of client reimbursements.

### Advertising Expenses

The Company expenses advertising costs as they are incurred.

**BLAAMAZON LLC.**
**NOTES TO THE FINANCIAL STATEMENT**
**DECEMBER 31,2021**

**Equity**

Blaamazon LLC
For the year Ended December 31, 2021

| | |
|---|---|
| Capital - beginning | $14,361.40 |
| Additional Contribution | $27,000.00 |
| Net Income | $27,289.71 |
| Withdrawals | $1,157.34 |
| Capital - ending | -$13,460.96 |



Maima Noibi, CPA, MBA
Duluth, Georgia
May 23, 2022